

VIA FACSIMILE AND U.S. MAIL

September 26, 2006

Mr. Pascal Bouchiat
Group Executive Vice President and Chief Financial Officer
Rhodia
Immeuble Coeur Defense, Tour A
110 Esplanade Charles de Gaulle
92400 Courbevoie, France

> **Re:** **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed April 10, 2006**
> **File No. 1-14838**

Dear Mr. Bouchiat:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2005

General

1.   Where a comment below requests additional disclosures or other revisions please show us what the revisions will look like in your response. All revisions may be included in your future filings.

Item 4. Information About Rhodia, page 19

Property, Plant and Equipment, page 36

2.   Please disclose why a portion of inventory costs is included in the "Property, Plant and Equipment" line item rather than the "Inventories" line item on the balance sheet. It appears you may have intended to refer to "Machinery and Equipment" rather than "Inventory and Equipment" on page 36.

Item 5. Operating and Financial Review and Prospects, page 37

Commitments, page 55

Contractual Obligations, page 56

3.   Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission's MD&A Guidance issued December 29, 2003, available at www.sec.gov.

Item 15. Controls and Procedures, page 120

4.   You state that your certifying officers concluded that your disclosure controls and procedures were effective to "provide reasonable assurance that information required to be disclosed in the reports [you] file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required." Please revise your conclusion to include the full definition of disclosure controls and procedures as outlined in Exchange Act Rule 13a-15(e). In this regard, please revise to state, if true, whether the same officers also concluded the controls and procedures were effective to "ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is accumulated and communicated to [your] management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure."

Mr. Bouchiat
Rhodia
September 26, 2006
Page 3 of 6

Consolidated Statement of Changes in Equity, page F-7

5. Please explain to us what the line item "Appropriation of Earnings/(Loss)" represents and why it results in a reclassification from accumulated deficit to additional paid in capital. In doing so, please tell us the IFRS accounting literature you relied upon in accounting for this item.

Note 3. Accounting Policies, page F-12

Note 3.4. Other Intangible Assets, page F-14

Specific Treatment of Greenhouse Gas Emission Allowances, page F-15

6. Please tell us how you account for emission allowances under US GAAP and the authoritative accounting literature supporting your accounting.

Note 3.19. Net Sales and Other Revenue, page F-22

7. You indicate that no net sales are recognized where there is a substantial uncertainty as to the recoverability of consideration receivable. According to paragraph 14(d) of IAS 18, revenue recognition is appropriate only when it is probable that the economic benefits associated with a sale transaction will flow to the seller. Please revise your disclosure to clarify how your policy with respect to revenues for which collection is neither substantially uncertain nor probable is consistent with IAS 18.

Note 4. Segment Information, page F-24

8. Please revise your presentation of your primary segment results to include any significant non-cash expenses that were deducted in calculating segment results, such as the €258 million loss on disposal of non-current assets reflected in the 2004 statement of cash flows. Please refer to paragraph 61 of IAS 14.

9. Please revise your presentation of segment liabilities to reconcile to total liabilities as required by paragraph 67 of IAS 14. Your current presentation appears to reconcile to total equity and liabilities.

Note 13. Earnings Per Share, page F-34

10. Please disclose the instruments that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they are antidilutive for the periods presented. Please refer to paragraph 70(c) of IAS 33 and paragraph 40(c) of SFAS 128.

Note 25. Shareholders' Equity, page F-43

Note 25.1. Share Capital and Additional Paid in Capital, page F-43

11.   With respect to your shares with preferential subscription rights, please disclose all applicable rights, preferences and restrictions, including restrictions on the distribution of dividends and repayment of capital. Please refer to paragraph 76(a)(v) of IAS 1.

Note 26. Borrowings, page F-43

12.   Please disclose a general description of your material leasing arrangements, including, at a minimum:
   - the basis on which contingent rent payable is determined;
   - the existence and terms of renewal or purchase options and escalation clauses; and
   - restrictions imposed by lease arrangements, such as those concerning dividends, additional debt and further leasing.
   Please refer to the requirements of paragraphs 31(e) and 35(d) of IAS 17.

Note 26.3. Analysis of Borrowings by Maturity, page F-49

13.   With respect to your finance leases, please provide a reconciliation between the total of future minimum lease payments at the balance sheet date and their present value. Additionally, please disclose the present value of future minimum lease payments for each maturity date presented. Please refer to paragraph 31(b) of IAS 17.

Note 31. Off-Balance Sheet Commitments and Contractual Obligations, page F-64

14.   Please disclose operating lease and sublease payments recognized as an expense for each period presented, with separate amounts for minimum lease payments, contingent rents, and sublease payments. Please refer to paragraph 35(c) of IAS 17.

Note 39. Reconciliation to IFRS as Adopted by the IASB and to U.S. GAAP, page F-85

b) Reconciliation between IFRS and U.S. GAAP, page F-91

15.   We note you elected not to apply IFRS 3, *Business Combinations*, retrospectively to business combinations occurring before January 1, 2004. In this regard, please tell us why there are no reconciling adjustments for differences between your accounting for business combinations and accounting under US GAAP.

(viii) Pension and Retirement Plans – Additional Disclosures, page F-96

16.   Please disclose how you calculate the market-related value of plan assets as that term is defined in SFAS 87. Since there are alternative ways to calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.

Exhibits 12.1 and 12.2

17.   Please revise your certifications to replace references to "annual report" with "report." You may continue to refer to "annual report" in Item 1 of the certification. Note that the language of the certifications required by Section 302 of the Sarbanes-Oxley Act and Item 601(b)(31) of Regulation S-K should not be altered.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Staff Accountant Sarah Goldberg at (202) 551-3340, or in her absence Scott Watkinson at (202) 551-3741, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3769 with any other questions.

        Sincerely,

        Rufus Decker
        Branch Chief